Players Network
1771 E. FLAMINGO ROAD, SUITE # 201-A

LAS VEGAS NV 89119

May 7, 2018

Via Edgar

Mr. Joshua Shainess
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Players Network.
Registration Statement on Form S-1
File No. 333-222579

Dear Mr. Shainess:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Players Network hereby requests acceleration of the effective date of the above-referenced Registration Statement to 10:00 a.m. on May 9, 2016, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mark Bradley
Mark Bradley
Chief Executive Officer